

DIVISION OF
CORPORATION FINANCE

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-3010

No Act
P.E. 1-26-07

March 19, 2007



RECD S.E.C.
MAR 2 0 2007
1086

Brian J. Lane
Gibson, Dunn & Crutcher LLP
1050 Connecticut Avenue, N.W.
Washington, DC 20036-5306

Act: 1934
Section:
Rule: 14A8
Public Availability: 3/19/2007

Re: Caterpillar Inc.
Incoming letter dated January 26, 2007

Dear Mr. Lane:

This is in response to your letter dated January 26, 2007 concerning the shareholder proposal submitted to Caterpillar by John Chevedden. Our response is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in the correspondence. Copies of all of the correspondence also will be provided to the proponent.

In connection with this matter, your attention is directed to the enclosure, which sets forth a brief discussion of the Division's informal procedures regarding shareholder proposals.



07050027

Sincerely,

David Lynn
Chief Counsel

Enclosures

cc: John Chevedden
2215 Nelson Avenue, No. 205
Redondo Beach, CA 90278

18230

GIBSON, DUNN & CRUTCHER LLP

LAWYERS

A REGISTERED LIMITED LIABILITY PARTNERSHIP
INCLUDING PROFESSIONAL CORPORATIONS

1050 Connecticut Avenue, N.W. Washington, D.C. 20036-5306
(202) 955-8500
www.gibsondunn.com

blane@gibsondunn.com

January 26, 2007

Direct Dial
(202) 887-3646

Fax No.
(202) 530-9589

Client No.
C 14400-00007

VIA HAND DELIVERY
Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re: *Stockholder Proposal of John Chevedden*
Exchange Act of 1934—Rule 14a-8

Dear Ladies and Gentlemen:

This letter is to inform you that our client, Caterpillar Inc. (the "Company"), intends to omit from its proxy statement and form of proxy for its 2007 Annual Stockholders Meeting (collectively, the "2007 Proxy Materials") a stockholder proposal and statements in support thereof (the "Proposal") received from John Chevedden (the "Proponent").

Pursuant to Rule 14a-8(j), we have:

- enclosed herewith six (6) copies of this letter and its attachments;
- filed this letter with the Securities and Exchange Commission (the "Commission") no later than eighty (80) calendar days before the Company files its definitive 2007 Proxy Materials with the Commission; and
- concurrently sent copies of this correspondence to the Proponent.

Rule 14a-8(k) provides that stockholder proponents are required to send companies a copy of any correspondence that the proponents elect to submit to the Commission or the staff of the Division of Corporation Finance (the "Staff"). Accordingly, we are taking this opportunity to inform the Proponent that if the Proponent elects to submit additional correspondence to the Commission or the Staff with respect to this Proposal, a copy of that correspondence should concurrently be furnished to the undersigned on behalf of the Company pursuant to Rule 14a-8(k).

THE PROPOSAL

The Proposal requests that the Company "adopt annual election of each director." A copy of the Proposal and supporting statements, as well as related correspondence from the Proponent, is attached to this letter as Exhibit A.

We hereby respectfully request that the Staff concur in our view that the Company may exclude the Proposal from the 2007 Proxy Materials pursuant to Rule 14a-8(h)(3) because neither the Proponent nor his qualified representative attended the Company's 2006 Annual Stockholders Meeting (the "2006 Meeting") to present the Proponent's stockholder proposal, which was included in the Company's 2006 proxy statement. Moreover, pursuant to Rule 14a-8(h)(3), we ask that the Staff concur that the Company may omit any stockholder proposal submitted by the Proponent to the Company from the proxy materials for all stockholders meetings held in calendar years 2007 and 2008.

ANALYSIS

The Proposal May Be Excluded Under Rule 14a-8(h)(3) Because Neither The Proponent Nor His Qualified Representative Attended The Company's 2006 Meeting To Present The Proponent's Stockholder Proposal That Was Included In The Company's 2006 Proxy Statement.

Under Rule 14a-8(h)(1), the proponent of a stockholder proposal or his qualified representative must attend the company's meeting to present the proposal. Rule 14a-8(h)(3) provides that if a stockholder or a qualified representative fails, without good cause, to appear and present the stockholder's proposal that was included in the company's proxy materials, the company may exclude all of such stockholder's proposals from the company's proxy materials for any meetings held in the following two calendar years. The Company intends to omit the Proposal from its 2007 Proxy Materials because the Proponent failed, without good cause, to attend or have a qualified representative attend the Company's 2006 Meeting to present a stockholder proposal that he submitted for consideration at that meeting (the "2006 Proposal"). The Company included the 2006 Proposal in its 2006 proxy materials as Proposal No. 6 and was prepared to allow the Proponent or his qualified representative to present the 2006 Proposal at the 2006 Meeting. *See* Exhibit B.

The Proponent sent an email to the Company the evening before the 2006 Meeting designating either of two named individuals to represent him at the 2006 Meeting and present the 2006 Proposal. *See* Exhibit C. At the 2006 Meeting, an individual requested admission to the 2006 Meeting and claimed to be one of the representatives named by the Proponent. Any person seeking to attend the Company's annual stockholders meetings is required to produce identification. In this regard, the Company's 2006 proxy statement explicitly states, "Please bring valid photo identification to the meeting." *See* Exhibit D. However, this individual was unable to produce *any* identification (whether issued by a government agency, including a photo or otherwise) to establish that she was one of the persons designated by the Proponent. (This individual also did not have a copy of the Proponent's email, which might have been an alternative means of establishing that she was the representative designated by the Proponent.) Thus, in accordance with the Company's policy, this individual was denied admission to the 2006 Meeting. Since neither the Proponent nor a qualified representative was in attendance to present the 2006 Proposal when called upon by the Chairman, the 2006 Proposal was not properly presented and no vote was taken on it.

Since 2003, the Company has stated in its proxy statements filed with the Commission that individuals seeking to attend the Company's annual stockholder meetings must, among other things, produce valid identification. Rule 14a-8(h)(1) forewarns stockholder proponents in this regard: "Whether you attend the meeting yourself or send a qualified representative to the meeting in your place, you should make sure that you, or your representative, follow *the proper state law procedures for attending the meeting* and/or presenting your proposal" (*emphasis added*). The Company is incorporated in Delaware. We have consulted with Delaware counsel, and they concur that the Company's policy in this regard is reasonable and appropriate. Specifically, it has long been settled that "[p]ractical necessity requires that inspectors be authorized to employ reasonable means to ascertain the identity . . . of stockholders present [at a meeting of stockholders]." *Atterbury v. Consolidated Coppermines Corp.*, 20 A.2d 743, 749 (Del. 1941). Courts in other states likewise have upheld regulations that conditioned a proxy holder's "very admittance to shareholder meetings . . . upon presentation of proof of such authority, which safeguards against outside interference into corporate matters." *Armstrong v. Marathon Oil Co.*, 513 N.E.2d 776, 792 (Ohio 1987). These cases follow from the rule that, because "corporations . . . require certainty and expedience in the decision-making process," *Preston v. Allison*, 650 A.2d 646, 649 (Del. 1994), a company may set appropriate rules of conduct, provided that the company "adhere[s] to well-established democratic theories, which embody principles of fairness and reasonableness." *Standard Power & Light Corp. v. Investment Assocs.*, 51 A.2d 572, 576 (Del. 1947).

Additionally, with respect to proxy holders, Delaware courts have held that a company is not "in any way responsible for enabling the proxy agent to properly vote those shares where the company has given proper notice and ample time for the proxy agent to complete his duties and has in no way acted to impede, prevent, frustrate, or interfere with the shareholder's ability to vote by proxy." *State of Wisconsin Investment Board v. Peerless Sys. Corp.*, 2000 WL 1805394, at *14 (Del. Ch. Dec. 4, 2000). Instead, it is the duty of the stockholder extending a proxy to ensure that his or her chosen agent "is competent enough to vote [the] proxies." *Id.*; *compare Preston*, 650 A.2d at 649 ("If a beneficial stockholder is disenfranchised because of the record stockholder's failure to follow instructions, no relief is afforded in the usual case."). The Company's announcement of the identification requirement clearly provided sufficient notice to enable the representative of the Proponent to complete her duties in accordance with Company policy.

Moreover, the Proponent should be aware of this Company policy as he submitted stockholder proposals to the Company that were included in the Company's proxy materials for the Company's 2003, 2004 and 2005 annual stockholders meetings. In each case, the Proponent's designated representative requested admittance to the Company's annual stockholder meeting to present the Proponent's stockholder proposal, the representative provided a valid form of identification and thereafter the Company admitted the representative to the annual meeting. Moreover, the Proponent has not communicated to the Company that there was good cause for his failure to present the 2006 Proposal in person or via a qualified representative attending the 2006 Meeting. In this regard, we do not believe that the failure to comply with a reasonable Company policy regarding producing identification constitutes "good cause." *See, e.g., Mattel, Inc.* (avail. Mar. 9, 2001) (concurring that a stockholder proposal was excludable pursuant to Rule 14a-8(h)(3) because "the proponent [did] not state[] a 'good cause' for the failure to appear" where the proponent claimed it was "unfair" to expect him to incur the costs of attendance given company policies limiting proponents to "three minutes or more to repeat what the shareowners already have learned from reading the Proposal").

Thus, we request that the Staff concur that, because neither the Proponent nor his qualified representative appeared at the 2006 Meeting and presented the 2006 Proposal that was included in the Company's 2006 proxy statement, the Company may exclude the Proposal from the 2007 Proxy Materials in accordance with Rule 14a-8(h)(3). Moreover, pursuant to Rule 14a-8(h)(3), we ask that the Staff concur that the Company may omit any stockholder proposal submitted by the Proponent to the Company from the proxy materials for all stockholders meetings held in calendar years 2007 and 2008. *See, e.g., Community Health Systems, Inc.* (avail. Jan. 25, 2006); *Northwest Airlines Corp.* (avail. Jan. 24, 2005); *Eastman Kodak Co.* (avail. Jan. 5, 2005); *Hudson United Bancorp* (avail. Nov. 8, 2004); *Lucent Technologies Inc.* (avail. Oct. 27, 2004); *Poore Brothers, Inc.* (avail. Feb. 18, 2004); and *Moody's Corp.* (avail. Jan. 25, 2004).

CONCLUSION

We would be happy to provide you with any additional information and answer any questions that you may have regarding this subject. In addition, the Company agrees to promptly forward to the Proponent any response from the Staff to this no-action request that the Staff transmits by facsimile to the Company only.

If we can be of any further assistance in this matter, please do not hesitate to call me at (202) 887-3646, my colleague Elizabeth Ising at (202) 955-8287 or Debra E. Kuper, the Company's Securities Counsel, at (309) 675-1094.

Sincerely,

Brian J. Lane /EAI

Brian J. Lane

BJL/eai

Enclosures

cc: Debra E. Kuper, Caterpillar Inc.
John Chevedden

100154555_2.DOC

EXHIBIT A

JOHN CHEVEDDEN

2215 Nelson Avenue, No. 205
Redondo Beach, CA 90278 310-371-7872

Mr. James W. Owens
Chairman
Caterpillar Inc. (CAT)
100 NE Adams Street
Peoria, IL 61629
PH: 309-675-1000
FX: 309-675-1182

Rule 14a-8 Proposal

Dear Mr. Owens,

This Rule 14a-8 proposal is respectfully submitted in support of the long-term performance of our company. This proposal is submitted for the next annual shareholder meeting. Rule 14a-8 requirements are intended to be met including the continuous ownership of the required stock value until after the date of the respective shareholder meeting and presentation of the proposal at the annual meeting. This submitted format, with the shareholder-supplied emphasis, is intended to be used for definitive proxy publication.

In the interest of saving company expenses please communicate via email to olmsted7p (at) earthlink.net.

Your consideration and the consideration of the Board of Directors is appreciated in support of the long-term performance of our company. Please acknowledge receipt of this proposal by email.

Sincerely,



John Chevedden

December 28, 2006

cc: James B. Buda
Corporate Secretary
PH: 309-675-1094
FX: 309-675-6620

[Rule 14a-8 Proposal, December 28, 2006]

3 – Elect Each Director Annually

RESOLVED: Shareholders request that our Directors take the steps necessary, in the most expeditious manner possible, to adopt annual election of each director.

This includes complete transition from the current staggered system to 100% annual election of each director in one election cycle unless this is absolutely impossible. Also to transition solely through direct action of our board if feasible.

The Council of Institutional Investors www.cii.org formally recommends adoption of this proposal topic. This topic also won a 67% yes-vote average at 43 major companies in 2006.

Arthur Levitt, Chairman of the Securities and Exchange Commission, 1993-2001 said: "In my view it's best for the investor if the entire board is elected once a year. Without annual election of each director shareholders have far less control over who represents them."

It is important to take a step forward and support this one proposal to improve our corporate governance since our 2006 governance standards were not impeccable. For instance in 2006 it was reported (and certain concerns are noted):

- Our directors were accountable to shareholder election only once in 3-years.
- A single yes-vote from our 600 million shares now elects each director for 3-years.
- Newly appoint director Mr. Dickinson will not stand for election until 2009.
- A 75% shareholder vote was required to make certain key improvements – Entrenchment concern.
- Our company had no Independent Chairman or even a Lead Director – Oversight concern.
- Our directors still had a $1 million gift plan – Conflict of interest concern.
- The Corporate Library lowered our company's CEO Pay Rating after a review of the CEO pay given to Mr. Owens in 2006.

- Five of our directors also served on boards rated D by The Corporate Library http://www.thecorporatelibrary.com/, an independent investment research firm:

1) Mr. Osborn	Tribune Co. (TRB)	D-rated
2) Mr. Goode	Delta Air Lines	D-rated
3) Mr. Powell	Textron (TXT)	D-rated
4) Mr. Smith	FedEx (FDX)	D-rated
5) Mr. Rust	McGraw-Hill (MHP)	D-rated

- The following directors were designated "Accelerated Vesting" directors due to service on a board that accelerated the vesting of stock options just prior to implementation of FAS 123R:

Mr. Owens	Our CEO
Mr. Osborn	Our Compensation Committee Chairman

The above status shows there is room for improvement and reinforces the reason to take one step forward now and vote yes:

Elect Each Director Annually
Yes on 3

Notes:
John Chevedden, 2215 Nelson Ave., No. 205, Redondo Beach, CA 90278 sponsors this proposal.

The above format is requested for publication without re-editing or re-formatting.

The company is requested to assign a proposal number (represented by "3" above) based on the chronological order in which proposals are submitted. The requested designation of "3" or higher number allows for ratification of auditors to be item 2.

This proposal is believed to conform with Staff Legal Bulletin No. 14B (CF), September 15, 2004 including:
Accordingly, going forward, we believe that it would not be appropriate for companies to exclude supporting statement language and/or an entire proposal in reliance on rule 14a-8(i)(3) in the following circumstances:
• the company objects to factual assertions because they are not supported;
• the company objects to factual assertions that, while not materially false or misleading, may be disputed or countered;
• the company objects to factual assertions because those assertions may be interpreted by shareholders in a manner that is unfavorable to the company, its directors, or its officers; and/or
• the company objects to statements because they represent the opinion of the shareholder proponent or a referenced source, but the statements are not identified specifically as such.

See also: Sun Microsystems, Inc. (July 21, 2005).

Please note that the title of the proposal is part of the argument in favor of the proposal. In the interest of clarity and to avoid confusion the title of this and each other ballot item is requested to be consistent throughout all the proxy materials.

Please advise if there is any typographical question.
Stock will be held until after the annual meeting and the proposal will be presented at the annual meeting.
Please acknowledge this proposal by email within 14-days and advise the most convenient fax number and email address to forward a broker letter, if needed, to the Corporate Secretary's office.

EXHIBIT B

DEF 14A 1 def14a_2006.htm CATERPILLAR INC. 2006 NOTICE & PROXY

OMB APPROVAL
OMB Number: 3235-0059
Expires: January 31, 2008
Estimated average
burden hours per response............14

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 14A

Proxy Statement Pursuant to Section 14(a) of the
Securities
Exchange Act of 1934 (Amendment No.)

Filed by the Registrant: X

Filed by a Party other than the Registrant: ___

Check the appropriate box:

___ Preliminary Proxy Statement

___ **Confidential, for Use of the Commission Only (as permitted by Rule 14a-6(e)(2))**

X Definitive Proxy Statement

___ Definitive Additional Materials

___ Soliciting Material Pursuant to §240.14a-12

Caterpillar Inc.
(Name of Registrant as Specified In Its Charter)

(Name of Person(s) Filing Proxy Statement, if other than the Registrant)

Payment of Filing Fee (Check the appropriate box):

X No fee required.

___ Fee computed on table below per Exchange Act Rules 14a-6(i)(1) and 0-11.

(1) Title of each class of securities to which transaction applies:

(2) Aggregate number of securities to which transaction applies:

(3) Per unit price or other underlying value of transaction computed pursuant to Exchange Act Rule 0-11 (set forth the amount on which the filing fee is calculated and state how it was determined):

YOUR BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS A VOTE "FOR" PROPOSAL 5.

 PROPOSAL 6 -Stockholder Proposal: Annual Election of Directors and Caterpillar Response

Pursuant to Rule 14a-8(l)(1) of the Securities Exchange Act of 1934, the company will provide the name, address and number of company securities held by the proponent of this stockholder proposal promptly upon receipt of a written or oral request.

Resolution Proposed by Stockholder
RESOLVED: Shareholders request that our Directors take the necessary steps, in the most expeditious manner possible, to adopt annual election of each director. This includes complete transition from the current staggered system to 100% annual election of each director in one election cycle if practicable. Also to transition solely through direct action of our board if practicable.

Supporting Statement of Proponent
The Safeway Inc. 2004 definitive proxy is one example of converting from a 100% staggered system to a 100% annual election of each director system in one election cycle. Southwest Airlines began transition to annual election of each director solely through direct board action in 2005.

70% Yes - Vote
Thirty-five (35) shareholder proposals on this topic won an impressive 70% average yes vote in 2004. The Council of Institutional Investors, www.cii.org, whose members have $3 trillion invested recommends adoption of this proposal topic.

Progress Begins with One Step
It is important to take one step forward in our corporate governance and adopt the above RESOLVED statement since our 2005 governance standards were not impeccable. For instance in 2005 it was reported (and certain concerns are noted):

- Our directors were accountable to shareholder election only once in 3-years.
- Our directors do not need to win a majority vote.
- Seven directors were allowed to hold from 4 to 10 director seats each - Over-extension concern.
- A 75% shareholder vote was required to make certain key improvements - Entrenchment concern.
- Our company had no Independent Chairman or even a Lead Director - Oversight concern.
- Our directors had a $1 million Charitable Award Program - Conflict of interest concern.

The above number of less-than-best practices reinforce the reason to take one step forward now and adopt annual election of each director.

To our board's credit Caterpillar improved its corporate governance by terminating its poison pill on June 30, 2005. This was after our board considered our 5 annual majority votes supporting shareholder proposals to terminate the poison pill. These proposals were submitted by John Chevedden, Redondo Beach, Calif.

A Single Yes-Vote from 600 Million Shares Now Elects a Director for 3-Years
I believe our directors can be complacent under our present system. Our typically unopposed directors often need but one vote per director from our 600-plus million voting shares.

Annual Vote on Each Audit Committee Member
Annual election of each director would automatically enable us to vote annually on each member of our key Audit Committee. This is particularly important because poor auditing played a key role in the $200 billion-plus combined market-value loss at WorldCom, Enron, Tyco, Qwest and Global Crossing. And The Corporate Library gave Caterpillar a "C" in Accounting.

Best for the Investor
Arthur Levitt, Chairman of the Securities and Exchange Commission, 1993-2001 said:
In my view it's best for the investor if the entire board is elected once a year. Without annual election of each director shareholders have far less control over who represents them.

Elect Each Director Annually
Yes on 6

Caterpillar Response - Statement in Opposition to Proposal
We believe that we have an excellent and qualified board of directors. The impeccable integrity of the company's management, the consistency of superior stockholder returns and the quality and technology leadership displayed in its products and processes are the result of a dedicated and proactive board.

Our board is committed to utilizing best corporate governance practices and has adopted corporate governance guidelines (guidelines) that emphasize this commitment. In adopting the guidelines, our board considered the most effective structure for the board and determined that the current classified board structure is in the best interest of the company and our stockholders for the reasons outlined below.

Stability and Continuity. In accordance with our articles of incorporation, our board is divided into three classes that serve staggered three-year terms. This classified board structure is designed to provide stability, prevent sudden disruptive changes to the board's composition, enhance long-term planning and ensure that, at any given time, there are directors serving on the board who are familiar with our company, our business and our strategic goals. This classified board structure benefits the company and our stockholders because it aids the company in attracting and retaining director candidates who are willing to make long-term commitments of their time and energy. We believe that the in-depth knowledge and experience of board members are particularly important now, given the opportunities and challenges that we face as we continue our growth into a much larger and complex business enterprise dedicated to enhancing stockholder value. This is illustrated by the board's decision to authorize the development of our Vision 2020 strategic plan, a commitment that stretches over several years and one that will best be fulfilled by a stable and continuous board.

Independence. Electing directors to three-year terms enhances the independence of non-management directors by providing them with a longer assured term of office, thereby insulating them against pressure from management or from special interest groups who might have an agenda contrary to the long-term interests of all stockholders. As a result, independent directors voice their views without having to continually consider an upcoming nomination for re-election the following year.

Accountability to Stockholders. Every director is required to uphold his or her fiduciary duties to the company and our stockholders, regardless of how often he or she stands for election. Our directors continue to be accountable to the company and our stockholders under our classified board structure.

Protection Against Takeovers. Our classified board structure strongly encourages potential acquirers to deal directly with the board if they are interested in acquiring the company and better positions the board to negotiate effectively on behalf of stockholders to realize the greatest possible stockholder value. Our classified board structure is designed to safeguard against a potential acquirer unilaterally gaining control of our business and assets without paying fair value for them by removing our directors at a single annual meeting. Because only one-third of the directors are elected at any annual meeting of stockholders, it is impossible to elect an entirely new board or even a majority of the board at a single meeting, which provides the incumbent directors at least two annual stockholder meetings to negotiate the best results for our stockholders without a change in control of the board in any one year. It is important to note that a classified board does not preclude a takeover, but it does provide a company with time and leverage to evaluate the adequacy and fairness of any takeover proposal, negotiate on behalf of all stockholders and weigh alternative methods of maximizing stockholder value for all stockholders. It is for these reasons that a significant number of Fortune 500 companies continue to have classified boards.

It is also important to note that stockholder approval of this proposal would not in itself declassify our board. Approval of this proposal would advise our board that a majority of our stockholders voting at the meeting favor a change and would prefer that the board take the necessary steps to end the staggered system of electing directors. However, under Delaware law, to change the class structure of our board, the board must first authorize amendments to our articles of incorporation and bylaws. Stockholders would then have to approve each of those amendments with an affirmative vote of not less than 75 percent of the total voting power of all outstanding shares of company stock entitled to vote generally in the election of directors.

After careful consideration of this proposal, the Governance Committee and the entire board have determined that retention of a classified board structure remains in the best interests of the company and our stockholders. We believe that the benefits of our classified board structure do not come at the cost of directors' accountability to stockholders. In addition to the many corporate governance measures that the board has implemented, the steps taken to terminate our stockholder rights plan 17 months earlier than was specified in the plan, as well as the strong financial performance of the company, validates the board's commitment to the company and our stockholders and demonstrates the responsibility each director feels personally to guide the company in a manner that benefits all stockholders. Caterpillar has paid a dividend to its stockholders every year since 1925 and has increased dividends annually for over ten consecutive years.

FOR THESE REASONS, YOUR BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS A VOTE "AGAINST" PROPOSAL 6.

 PROPOSAL 7 -Stockholder Proposal: Separate CEO & Chair and Caterpillar Response

Pursuant to Rule 14a-8(l)(1) of the Securities Exchange Act of 1934, the company will provide the name, address and number of company securities held by the proponent of this stockholder proposal promptly upon receipt of a written or oral request.

EXHIBIT C

From: jr7 [jr7cheve7@earthlink.net]
Sent: 06/13/2006 05:24 PM
To: "James B. Buda" <Buda_James_B@cat.com>
Cc: Debra Kuper <Kupper_Debra_E@cat.com>
Subject: CAT) Rule 14a-8 Shareholder Proposal for the 2006 Annual Meeting

JOHN CHEVEDDEN
2215 Nelson Avenue, No. 205
Redondo Beach, CA 90278-2453 310-371-7872

Mr. James W. Owens
Chairman
Caterpillar Inc. (CAT)
100 NE Adams Street
Peoria, IL 61629
PH: 309-675-1000
FX: 309 675-1182

(CAT) Rule 14a-8 Shareholder Proposal for the 2006 Annual Meeting

Dear Mr. Owens,

In looking forward to a good annual meeting and consistent with the rule 14a-8 submittal letter I hereby designate Martin Glotzer and/or Andrea Harvey to represent me as agent at the 2006 annual shareholder meeting including the presentation of my rule 14a-8 shareholder proposal.

This is to respectfully request that the company exercise its fiduciary duty to shareholders and extend every courtesy to facilitate this shareholder presentation. Also for the company to advise and alert immediately the undersigned by telephone (310-371-7872) if the company has any questions or doubt on thus facilitating the conduct of the annual meeting, any question on this letter or further requirement.

Thank you and all the best for a good meeting.

Sincerely,

John Chevedden

cc: James B. Buda <Buda_James_B@cat.com>
Corporate Secretary
PH: 309-675-1094
FX: 309-675-6620
Joni J. Funk <Funk_Joni_J@cat.com>

Debra Kuper <Kupper_Debra_E@cat.com>
Securities Counsel
PH: 309-675-1094
FX: 309-675-6620

EXHIBIT D

DEF 14A 1 def14a_2006.htm CATERPILLAR INC. 2006 NOTICE & PROXY

OMB APPROVAL

OMB Number: 3235-0059
Expires: January 31, 2008
Estimated average
burden hours per response............14

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 14A

Proxy Statement Pursuant to Section 14(a) of the
Securities
Exchange Act of 1934 (Amendment No.)

Filed by the Registrant: X

Filed by a Party other than the Registrant: ___

Check the appropriate box:

___ Preliminary Proxy Statement

___ **Confidential, for Use of the Commission Only (as permitted by Rule 14a-6(e)(2))**

X Definitive Proxy Statement

___ Definitive Additional Materials

___ Soliciting Material Pursuant to §240.14a-12

Caterpillar Inc.
(Name of Registrant as Specified In Its Charter)

(Name of Person(s) Filing Proxy Statement, if other than the Registrant)

Payment of Filing Fee (Check the appropriate box):

X No fee required.

___ Fee computed on table below per Exchange Act Rules 14a-6(i)(1) and 0-11.

(1) Title of each class of securities to which transaction applies:

(2) Aggregate number of securities to which transaction applies:

(3) Per unit price or other underlying value of transaction computed pursuant to Exchange Act Rule 0-11 (set forth the amount on which the filing fee is calculated and state how it was determined):

any other matter is presented, proxy holders will vote on the matter in their discretion.

Under Caterpillar bylaws, a stockholder may bring a matter to vote upon at the annual meeting by giving adequate notice to our Corporate Secretary. To be adequate, that notice must contain information specified in our bylaws and be received by us not less than 45 days nor more than 90 days prior to the annual meeting. If, however, less than 60 days notice of the meeting date is given to stockholders, notice of a matter to be brought before the annual meeting may be provided to us up to the 15th day following the date notice of the annual meeting was provided.

Questions in Advance of the Annual Meeting

Stockholders wishing to submit a question in advance of the annual meeting to be considered for a response during the annual meeting may do so by sending an email to the Corporate Secretary at Directors@CAT.com or by mail c/o the Corporate Secretary at 100 NE Adams Street, Peoria, Illinois 61629.

Solicitation

Caterpillar is soliciting this proxy on behalf of its board of directors. This solicitation is being made by mail, but also may be made by telephone or in person. We have hired Innisfree M&A Incorporated for $15,000, plus out-of-pocket expenses, to assist in the solicitation.

Stockholder List

A stockholder list will be available for your examination during normal business hours at 100 NE Adams Street, Peoria, Illinois 61629, at least ten days prior to the annual meeting and will also be available for examination at the annual meeting.

Revocability of Proxy

You may revoke the enclosed proxy by filing a written notice of revocation with Caterpillar or by submitting another executed proxy that is dated later.

Admission Ticket Request Procedure

Request Deadline

Ticket requests must include all information specified in the applicable table below and be submitted in writing and received by Caterpillar on or before May 31, 2006. No requests will be processed after that date.

Number of Tickets

Admission tickets will be limited to stockholders of record on April 17, 2006, and one guest, or a stockholder's authorized proxy representative.

To Submit Request

Submit requests by mail to James B. Buda, Corporate Secretary, 100 NE Adams Street, Peoria, IL 61629-7310 or by facsimile to (309) 675-6620. Ticket requests by telephone will not be accepted.

Verification

In all cases, record date share ownership must be verified at the meeting. Please bring valid photo identification to the meeting.

Authorized Proxy Representative

A stockholder may appoint a representative to attend the meeting and/or vote on his/her behalf. The admission ticket must be requested by the stockholder but will be issued in the name of the authorized representative. Individuals holding admission tickets that are not issued in their name will not be admitted to the meeting. Stockholder information specified below and a written proxy authorization must accompany the ticket request.

Registered Stockholders

For ownership verification provide:

- name(s) of stockholder
- address
- phone number
- social security number and/or stockholder account number; or
- a copy of your proxy card showing stockholder name and address

Also include:

- name of guest if other than stockholder
- name of authorized proxy representative, if one appointed
- address where tickets should be mailed and phone number

Beneficial Holders

For ownership verification provide:

- a copy of your April brokerage account statement showing Caterpillar stock ownership as of the record date (4/17/06);
- a letter from your broker, bank or other nominee verifying your record date (4/17/06) ownership; or
- a copy of your brokerage account voting instruction card showing stockholder name and address

Also include:

- name of guest if other than stockholder
- name of authorized proxy representative, if one appointed
- address where tickets should be mailed and phone number

Exhibit A

CATERPILLAR INC.
2006 LONG-TERM INCENTIVE PLAN

Section 1.
Establishment, Objectives and Duration

1.1. Establishment. Subject to the approval of the stockholders of Caterpillar Inc., a Delaware corporation (the "Company"), the Company has established the Caterpillar Inc. 2006 Long-Term Incentive Plan (the "Plan"), as set forth herein. The Plan supersedes and replaces all prior equity and non-equity long-term incentive compensation plans or programs maintained by the Company; provided that, any prior plans of the Company shall remain in effect until all awards granted under such prior plans have been exercised, forfeited, canceled, expired or otherwise terminated in accordance with the terms of such grants.

1.2. Purpose. The Plan is intended to provide certain present and future employees and Directors cash-based incentives, stock-based incentives and other equity interests in the Company thereby giving them a stake in the growth and prosperity of the Company and encouraging the continuance of their services with the Company or its Subsidiaries.

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

March 19, 2007

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: Caterpillar Inc.
Incoming letter dated January 26, 2007

The proposal relates to the annual election of directors.

There appears to be some basis for your view that Caterpillar may exclude the proposal under rule 14a-8(h)(3). We note your representation that Caterpillar included the proponent's proposal in its proxy statement for its 2006 annual meeting, but that neither the proponent nor his representative appeared to present the proposal at this meeting. Moreover, the proponent has not stated "good cause" for the failure to appear. Under the circumstances, we will not recommend enforcement action to the Commission if Caterpillar omits the proposal from its proxy materials in reliance on rule 14a-8(h)(3). This response will also apply to any future submissions to Caterpillar by the same proponent with respect to any shareholder meetings held during calendar year 2007 and calendar year 2008.

Sincerely,



Ted Yu
Special Counsel

END